Exhibit 99.1

Cango Inc. Announces Results of Extraordinary General Meeting

Dallas, Texas, June 24, 2026 - Cango Inc. (NYSE: CANG) (“Cango” or the “Company”) today announced the results of its extraordinary general meeting of shareholders (“EGM”) held on June 24, 2026.

At the EGM, the Company’s shareholders approved the following resolutions:

1.     An ordinary resolution that the authorized share capital of the Company, comprising both issued and unissued Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”), be consolidated (the “Share Consolidation”) at a share consolidation ratio within a range of no consolidation to a maximum consolidation ratio of 10:1 and at such effective time as the board of directors of the Company (the “Board of Directors”) may determine and execute in its sole discretion, within 15 days of the EGM, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Fifth Amended and Restated Memorandum and Articles of Association (as defined below). No fractional Shares shall be issued in connection with the Share Consolidation; in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder shall be rounded down to the next whole Share and any fraction of a Share resulting from the Share Consolidation shall be cancelled and returned to the pool of authorized but unissued Shares in the capital of the Company without the payment of any consideration to the holder thereof.

2.	A special resolution that, subject to and immediately following the Share Consolidation being effected, the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended and Restated Memorandum and Articles of Association”), substantially in the form attached as Annex A to the Proxy Statement furnished to the Securities and Exchange Commission (the “SEC”) in a current report on Form 6-K on May 22, 2026, be adopted in substitution for and to the exclusion of the current amended and restated memorandum and articles of association of the Company in all respects, to reflect the Share Consolidation with effect from the effective date of the Share Consolidation.

The Board of Directors has not yet determined whether to proceed with the Share Consolidation or, if it proceeds, the final consolidation ratio or effective date. The Company will make a further announcement once the Board of Directors has made such determinations.

The full text of each resolution was included in the notice of the EGM and proxy statement, which was furnished to the SEC in a current report on Form 6-K on May 22, 2026. The full text of each resolution is also available on the Company’s website: ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company’s mining operations span across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com and follow us on: X and LinkedIn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com